        Exhibit (a)(1)(iv)
Form of Letter from the Company to Unitholders
in Connection with the Company’s Acceptance of Units
NORTH HAVEN PRIVATE INCOME FUND LLC
1585 Broadway
New York, NY 10036
[DATE]
[UNITHOLDER NAME/ADDRESS]
Dear Unitholder:
This letter serves to inform you that North Haven Private Income Fund LLC (the “Company”) has received and accepted for purchase your tender of Units in the Company as set forth below:

Accepted Class S Units	[ ]*
Offer to Purchase dated	May 2, 2023
Valuation Date	June 30, 2023
*Amount accepted will be increased to include any Units issued in connection with the February distribution for those unitholders who participate in the DRIP program

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted
Units in cash promptly after the determination of the net asset value per share as of June 30, 2023 (or a later date determined by the Company if the tender offer is extended) is finalized. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the
Company’s continuous private offering to fund the payment of your Units.

If you have any questions, please contact the Company at nhpif@seic.com or the Company’s Transfer Agent at State Street Bank and Trust Company, Attention: North Haven Private Income Fund, 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171, Phone: 877-463-2189 Fax: 617-937-3051.

Sincerely,

North Haven Private Income Fund LLC